Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China 261061

October 7, 2009

Mr. Rufus Decker Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Fuwei Films (Holdings) Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2008 and Form 6-K filed on August 17, 2009 File No. 1-33176

Dear Mr. Decker:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) is in receipt of the Staff’s letter dated September 23, 2009 relating to its annual report and Form 6-K referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments.  We would respectfully request that the Staff provide the accommodation to the Company to allow it until October 28, 2009 to respond so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Norwood Beveridge of Loeb & Loeb at (212) 407-4970 with any questions or concerns in this regard.

Sincerely,

/s/ Xiaoan He
_________________________
Xiaoan He
Chief Executive Officer
cc: Norwood Beveridge
Loeb & Loeb LLP

NY802149.1
209031-10002